April 23, 2008

H. Christopher Owings, Assistant Director

Donna Di Silvio, Senior Staff Accountant

Milwood Hobbs, Staff Accountant

Division of Corporation Finance, Mail Stop 3561

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUPERVALU INC.
Form 10-K for the Fiscal Year Ended February 24, 2007
Filed April 25, 2007
Definitive Proxy Statement on Schedule 14A
Filed May 7, 2007
Form 10-Q for the Fiscal Quarter Ended June 16, 2007
Filed July 26, 2007
Form 10-Q for the Fiscal Quarter Ended September 8, 2007
Filed October 18, 2007
Form 10-Q for the Fiscal Quarter Ended December 1, 2007
Filed January 10, 2008
File No.: 1-5418

Dear Mr. Owings:

We have received your letter dated April 18, 2008, and we appreciate your detailed comments and the questions you have provided to us outlining your request for SUPERVALU INC. to expand its enterprise-wide disclosure of products and services.

As you know, our Form 10-K is required to be filed with the Commission today. Although we are still reviewing your comments, we have significantly expanded our disclosure. We are also working on a response letter that will provide an explanation of our interpretations as well as provide additional reasoning behind the expanded disclosure included in our Form 10-K. We will file our response with you early next week.

We would of course look forward to a discussion with the Staff regarding our expanded disclosure once you have had an opportunity to review the language included in our Form 10-K and our formal response letter. If you have any questions about this matter, please feel free to call me directly at 952-828-4082 or Burt Fealing, Vice President, Corporate Secretary and Chief Securities Counsel at 952-828-4289.

Sincerely,

/s/ Sherry M. Smith
Sherry M. Smith
Senior Vice President, Finance